mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

July 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Re:	ParaZero Technologies Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed July 1, 2022
File No. 333-265178

Dear Mr. Fullem:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 15, 2022, relating to the above referenced Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on July 1, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement on Form F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 filed July 1, 2022

Our amended and restated articles of association to be effective upon the closing of this offering will provide..., page 35

1.	We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any claims arising under the Securities Act. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your disclosures on page 101.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 35 and 101 of Amendment No. 2 to state that there is uncertainty as to whether a court would enforce the exclusive forum provision in the Company’s amended and restated articles of association.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
July 19, 2022

Please contact me at (312) 984-6887 or Ze’-ev Eiger at (212) 547-5470 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer